UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE
	October 29, 2004


via U.S. mail	via facsimile

Greg A. Walker, Esq.	Edward P. Tolley III, Esq.
General Counsel	Simpson Thacher & Bartlett LLP
Foundation Coal Holdings, Inc.	(F) (212) 455-2502
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland  21090-2227

Re:  	Foundation Coal Holdings, Inc.
	Form S-1/A#2 filed on October 22, 2004
File No. 333-118427

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to prior comments 1 and 5. You also omit quantitative information from the new "dividend policy" disclosure. As you prepare your response and create an updated internal timetable, factor in a reasonable amount of time for the staff`s review. We may have further comments upon reviewing the additional disclosure and new information you intend to provide.
Dividend Policy, page 32

2. You indicate that you expect to declare regular cash dividends following the offering, although you have not yet determined the amount of the dividends. Disclose the criteria that the board intends to consider in determining whether to declare a dividend. Also tell us on a supplemental basis the estimated initial dividend rate, or provide us with a range if the rate is not yet known. We may have further comment.

Financial Statements of RAG

	Note 2 - Summary of Significant Accounting Policies

		Property, Plant, Equipment, Mine Development Costs..., page
F-10

3. Please remove the reference to coal reserves in the title of this subpart of Note 2. Refer to comment 56 in our letter dated September 17, 2004.

4. We have reviewed your response to prior comment number 9 in our letter dated October 15, 2004, along with prior comment number 55 in our letter dated September 17, 2004, and continue to be unclear as to your accounting policies with regard to coal assets. We note your disclosure: "Costs of developing new mines or significantly expanding the capacity of existing mines are capitalized and principally amortized over the estimated useful lives of the mines using the straight-line method." With regard to this policy, tell us the specific nature of the expenditures involved. Also tell us why you believe that amortization on a straight-line basis is more appropriate than the units-of-production basis. At your option, you may wish to arrange a telephone conference with us to discuss your response to this comment, at which time we will determine whether a written response continues to be necessary.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting issues and related disclosures to Sandra Eisen at (202) 824-1805, or in her absence to
Kim Calder, Assistant Chief Accountant, at (202) 942-1879.   You may
contact Roger Baer, Mining Engineer, at (202) 942-2965 if you have questions regarding the engineering comments. Direct all other questions to Perry Hindin at (202) 942-2822 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,




H. Roger Schwall
	Assistant Director


cc: 	P. Hindin
T. Levenberg
R. Baer
G. Schuler
S. Eisen
K. Calder

via facsimile
Edward P. Tolley III, Esq.
Foundation Coal Holdings, Inc.
October 29, 2004
page 1